Exhibit (a)(1)(B)

To:	{Employee Name}
From:	Bill Matson, Vice President, Worldwide Human Resources
Re:	ADI’s Stock Option Exchange Program Opens to Eligible Employees
Date:	August 28th, 2009
Today we are pleased to announce the launch of our Stock Option Exchange Program. The Exchange Program allows you an opportunity to exchange your eligible stock option grants for a smaller number of new stock options or, in some instances, cash. The decision to participate is solely up to you, as the Stock Option Exchange Program is completely voluntary.
If you would like to take advantage of this opportunity, you must complete and submit an online election form before 12:00 midnight New York City time, Friday, September 25, 2009. We have setup a website which contains all the information you need to begin making your selections. The address for the website, hosted by BNY Mellon Investor Services specifically for Analog Devices employees, is:
www.corp-action.net/analogdevices
This site includes links to many helpful documents, including a detailed description of the Exchange Program and a list of frequently asked questions (FAQ) about the Exchange Program. For security purposes, a Personal Identification Number (PIN) has been assigned to you. After you log on to the website, you must enter this PIN to access your current eligible stock option grants and make your election choices, if you wish to participate.
Your PIN is: 123456789
If you decide to accept the offer to exchange your eligible stock option grants, you must complete and submit an online election form before midnight New York City time on Friday, September 25, 2009. Elections or changes to elections cannot be accepted after this time.
If you have any questions, please call BNY Mellon Shareowner Services at the number below. Please do not reply to this email message.
The Analog Devices Stock Option Exchange Program expires at Midnight, Sept 25th, 2009
Please note that all times described for the Stock Option Exchange Program are New
York City Time (U.S. Eastern Daylight Savings Time), no matter where you are located.
If you have questions, please contact BNY Mellon Shareowner Services
The Call Center is open Mon to Fri from 8am to 2am, New York City Time
6585-4140 (Direct Dial from All ADI Locations — toll free)
+781-461-4140 (If calling from outside an ADI facility — not a toll-free number)